SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

SCHEDULE 13D

under the Securities Exchange Act of 1934

(Amendment No. 5)

_______________________

CBL & ASSOCIATES PROPERTIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

124830100

(CUSIP Number of Class

of Securities)

_______________________

David J. Heymann, Esq.

Meltzer, Lippe, Goldstein & Breitstone, LLP

190 Willis Avenue

Mineola, NY 11501

______________________________________________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 24, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))	Page 1 of 8

CUSIP No. 124830100	13D	Page 2 of 8

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Exeter Capital Investors, L.P. I.R.S. I.D. No.
2	Check the Appropriate Box if a Member of a Group		(a) ☒ (b) ☐
3	SEC Use Only
4	Sources of Funds WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) of 2(f)		☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 12,382,230
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 12,382,230
11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,382,230
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13	Percent of Class Represented by Amount in Row (11) 6.3 (1)
14	Type of Reporting Person PN

(1)	Calculation is based on a total of 196,443,846 shares of Common Stock, par value $.01 per share (“Common Stock”) of CBL & Associates Properties, Inc. (the “Issuer”) outstanding as of August 10, 2022, which amount is derived from the amount reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2021.

CUSIP No. 124830100	13D	Page 3 of 8

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Exeter Capital GP LLC I.R.S. I.D. No.
2	Check the Appropriate Box if a Member of a Group		(a) ☒ (b) ☐
3	SEC Use Only
4	Sources of Funds WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) of 2(f)		☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 12,382,230
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 12,382,230
11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,382,230
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13	Percent of Class Represented by Amount in Row (11) 6.3 (1)
14	Type of Reporting Person OO

(1)	Calculation is based on a total of 196,443,846 shares of Common Stock, par value $.01 per share (“Common Stock”) of CBL & Associates Properties, Inc. (the “Issuer”) outstanding as of August 10, 2022, which amount is derived from the amount reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2021.

CUSIP No. 124830100	13D	Page 4 of 8

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person WEM Exeter LLC I.R.S. I.D. No.
2	Check the Appropriate Box if a Member of a Group		(a) ☒ (b) ☐
3	SEC Use Only
4	Sources of Funds WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) of 2(f)		☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 12,382,230
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 12,382,230
11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,382,230
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13	Percent of Class Represented by Amount in Row (11) 6.3 (1)
14	Type of Reporting Person OO

(1)	Calculation is based on a total of 196,443,846 shares of Common Stock, par value $.01 per share (“Common Stock”) of CBL & Associates Properties, Inc. (the “Issuer”) outstanding as of August 10, 2022, which amount is derived from the amount reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2021.

CUSIP No. 124830100	13D	Page 5 of 8

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Michael L. Ashner I.R.S. I.D. No.
2	Check the Appropriate Box if a Member of a Group		(a) ☒ (b) ☐
3	SEC Use Only
4	Sources of Funds PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) of 2(f)		☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 12,382,230
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 12,382,230
11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,382,230
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13	Percent of Class Represented by Amount in Row (11) 6.3 (1)
14	Type of Reporting Person OO

(1)	Calculation is based on a total of 196,443,846 shares of Common Stock, par value $.01 per share (“Common Stock”) of CBL & Associates Properties, Inc. (the “Issuer”) outstanding as of August 10, 2022, which amount is derived from the amount reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2021.

CUSIP No. 124830100	13D	Page 6 of 8

This Amendment No. 5 to Schedule 13D amends certain information contained in the Schedule 13D filed by Exeter Capital Investors, L.P., a Delaware limited partnership, Exeter Capital GP LLC, a Delaware limited liability company, WEM Exeter LLC, a Delaware limited liability company, and Michael L. Ashner with the Securities and Exchange Commission on August 26, 2016, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on November 4, 2019, as further amended by Amendment No. 2 thereto filed with the Securities and Exchange Commission on December 5, 2019, as further amended by Amendment No. 3 thereto filed with the Securities and Exchange Commission on September 29, 2020, and as further amended by Amendment No. 4 thereto filed with the Securities and Exchange Commission on November 2, 2020 (the “13D”) with respect to shares of common stock, par value $0.01 per share (the “Common Stock”) of CBL & Associates Properties, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2030 Hamilton Place Blvd., Suite 500, Chattanooga, Tennessee 37421. Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

Item 5.	Interest of Securities of the Issuer.

Item 5 shall be deleted in its entirety and replaced with the following:

(a) and (b) Beneficial Ownership

As of the date of this Amendment No. 5 to Schedule 13D, each of the Reporting Persons may be deemed to beneficially own 12,382,230 shares of Common Stock, 12,349,139 shares of which are held directly by Exeter Capital Investors, L.P. and 33,091 shares of which are held by Michael L. Ashner for the benefit of Exeter Capital Investors, L.P. The 12,382,230 shares of Common Stock represent approximately 6.3% of the Common Stock outstanding. The percentages set forth above and on the cover pages hereto represent percentages of the outstanding shares of Common Stock based on a total of 196,443,846 shares of Common Stock outstanding as of August 10, 2021, which amount is derived from amount reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2021.

Each of the Reporting Persons may be deemed to exercise the shared voting and dispositive authority over 12,382,230 shares of Common Stock.

(c)	Transactions during the past sixty days

None

(d)	Right to receive dividends or proceeds

Not applicable.

(e)	Beneficial ownership of less than five percent

Not applicable.

CUSIP No. 124830100	13D	Page 7 of 8

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of:  August 27, 2021

EXETER CAPITAL INVESTORS, L.P.

By:	Exeter Capital GP LLC
General Partner

	By:	WEM Exeter LLC
Managing Member

		By	/s/ Michael L. Ashner
Michael L. Ashner
Managing Member

EXETER CAPITAL GP LLC

By:	WEM Exeter LLC
Managing Member

	By	/s/ Michael L. Ashner
Michael L. Ashner
Managing Member

WEM EXETER LLC

By	/s/ Michael L. Ashner
Michael L. Ashner
Managing Member

/s/ Michael L. Ashner
Michael L. Ashner

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No. 124830100	13D	Page 8 of 8

ANNEX A

Schedule of Transactions in Common Shares of the Issuer During the Past 60 Days

Date of Transaction	Quantity Sold	Sale Price per Share
8/4/2021	25,000	0.12
8/5/2021	100,000	0.12
8/6/2021	100,000	0.11
8/9/2021	26,500	0.11
8/10/2021	50,000	0.11
8/11/2021	175,000	0.12
8/12/2021	145,624	0.13
8/13/2021	49,950	0.13
8/16/2021	100,000	0.13
8/17/2021	108,575	0.13
8/18/2021	100,000	0.13
8/19/2021	63,655	0.12
8/20/2021	100,000	0.14
8/23/2021	70,030	0.13
8/24/2021	190,702	0.13
8/25/2021	212,800	0.13
8/26/2021	400,000	0.13
8/27/2021	249,934	0.13